Filed by Nuveen Minnesota Municipal Income Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Companies:

Minnesota Municipal Income Portfolio Inc.

Commission File No. 811-07680

First American Minnesota Municipal Income Fund II, Inc.

Commission File No. 811-21193

American Municipal Income Portfolio Inc. (XAA)

Minnesota Municipal Income Portfolio Inc. (MXA)

First American Minnesota Municipal Income Fund II, Inc. (MXN)

Shareholder Meeting - Next Adjournment Ends September 15, 2014

PLEASE VOTE NOW BEFORE TIME RUNS OUT

Dear Shareholder:

According to our records, you have not voted on important proposals regarding your fund(s). Unless sufficient shareholders vote by September 15, 2014, the adjournment date for your fund’s Shareholder Meeting, your fund will not be able to implement these proposals and may incur additional proxy solicitation costs. The Shareholder Meeting will reconvene on September 15, 2014, at the time specified on the enclosed proxy card, at the offices of U.S. Bancorp Asset Management, 3rd Floor—Training Room A, 800 Nicollet Mall, Minneapolis, Minnesota 55402.

YOUR FUND’S BOARD RECOMMENDS YOU VOTE “FOR” EACH OF THE PROPOSALS.

Please vote now to help your fund avoid further adjournments.

THE PROPOSALS HAVE THE SUPPORT OF AN INDEPENDENT,

NATIONALLY-RECOGNIZED PROXY ADVISORY FIRM.

Sophisticated institutional investors often look to independent proxy advisory firms for guidance on how to vote their shares. Your fund’s proposals were reviewed by and received the support of Institutional Shareholder Services Inc. (ISS), widely recognized as one of the leading independent proxy advisory firms in the nation. Hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country rely upon ISS’ recommendations. ISS recommends that its clients vote “FOR” each of the proposals contained in the Joint Proxy Statement/Prospectus.

SHAREHOLDERS ARE URGED TO VOTE NOW ON THIS IMPORTANT MATTER REGARDING THEIR FUND.

It’s extremely important that you participate in the management of your investment by voting. Please take a few moments to review the information in the Joint Proxy Statement/Prospectus previously provided to you, and cast your vote now. You may obtain a copy of the Joint Proxy Statement/Prospectus at http://www.closedendfundsinvestors.firstamericanfunds.com/home/fund-news.aspx/d=441/title=First_American_ClosedEnd_Funds_to_hold_Annual_and_Special_Shareholder_Meetings

The Board of your fund has unanimously approved each of the proposals contained in the Joint Proxy Statement/Prospectus and recommends that shareholders vote “FOR” each of the proposals.

Please vote using one of the following options:

1.	VOTE ONLINE - Log on to the website listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on screen instructions.

2.

VOTE BY TOUCH-TONE TELEPHONE - Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL - Complete, sign and date the enclosed proxy card(s), then return them in the enclosed postage paid envelope.

If you have any questions regarding the proposal, or need assistance with voting, you may call Computershare Fund Services, the funds’ proxy solicitor, at (877)520-8548 to speak with one of the representatives who can assist you. Representatives are available Monday through Friday between 9:00 a.m. and 11:00 p.m. ET and on Saturday from 12:00 p.m. to 6:00 p.m., ET.

Thank you for your prompt attention to this matter.